Alston&Bird llp
2828 N. Harwood Street
Suite 1800
Dallas, TX  75201-2139

214-922-3400
Fax: 214-922-3835
www.alston.com

April 24, 2012

VIA EDGAR

Ms. Sonia G. Barros
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Post-Effective Amendment No. 8 to Registration Statement on Form S-11 File No. 333-150612

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the comments provided telephonically from the Staff of the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2012, to the Issuer’s Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on April 20, 2012.  For your convenience, we have set forth below your comments followed by the relevant responses thereto.

Prospectus Supplement No. 1

1.  Comment: In future filings, when there is a shortfall in cash flow from operations as compared to distributions paid for the period, include a Risk Factor in the operating supplement relating to such shortfall and specify the percentage coverage.

Response: The Issuer hereby undertakes that, for periods in which distributions exceed cash flow from operations, the Issuer will include a Risk Factor in the operating supplement included in the next post-effective amendment to the Registration Statement specifying the percentage coverage.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/Gustav F. Bahn

Gustav F. Bahn

Ms. Sandra Hunter, Securities and Exchange Commission
Mr. Brett C. Moody, Moody National Companies
cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP